COLONY BANKCORP, INC.
June 8, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colony Bankcorp, Inc. Request for Accelerated Effectiveness Registration Statement on Form S-4 File No. 333-256651
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colony Bankcorp, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective on June 10, 2021, at 3:00 p.m., Eastern time, or as soon as possible thereafter.
Please contact Jonathan Hightower of Fenimore, Kay, Harrison & Ford, LLP at (770) 282-5112 or Kevin Strachan of Fenimore, Kay, Harrison & Ford, LLP at (770) 282-5117 with any questions you may have with this request. In addition, please notify either Mr. Hightower or Mr. Strachan by telephone when this request for acceleration has been granted.

Very truly yours,

COLONY BANKCORP, INC.

By:	/s/ T. Heath Fountain
Name:	T. Heath Fountain
Title:	President and Chief Executive Officer

cc:	Jonathan Hightower, Fenimore, Kay, Harrison & Ford, LLP
Kevin Strachan, Fenimore, Kay, Harrison & Ford, LLP